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                                 June 7, 2000


VIA Edgar
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Securities and Exchange Commission
Washington, D.C. 20549

     Re: Withdrawal of Inventa Technologies, Inc. 1934 Act Registration Statement on Form 8-A (File No. 000-30349)

To Gentle Persons:

     On April 12, 2000, Inventa Technologies, Inc. ("the Registrant") filed its Form 8-A 1934 Act Registration Statement. The Registrant voluntarily filed the Form 8-A Registration Statement and is not obligated to file under Section 12(g) of the Securities and Exchange Act of 1934.

     The Registrant hereby requests withdrawal of its Form 8-A Registration Statement.


                            Inventa Technologies, Inc.


                            by:   /s/ Michael Shahbazian
                                 ------------------------
                              Michael Shahbazian, Chief Financial Officer

     cc:  Russ Mancuso, Esq.
          Daniel Clivner, Esq.
          Michael O'Donnell, Esq.
          Richard L. Picheny, Esq.